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                                 SCHEDULE 13D

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  CUSIP No. 292476108                                    Page  1  of  5  Pages
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                                EMusic.com Inc.
                  -------------------------------------------
                               (Name of Issuer)

                                  Common Stock
                  -------------------------------------------
                         (Title of Class of Securities)

                                   292476108
                  -------------------------------------------
                                 (CUSIP Number)

                                 Robert H. Kohn
                            1991 Broadway, 2nd Floor
                             Redwood City, CA 94063
                                 (650) 216-0200
                  -------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 6, 2001
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

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  CUSIP No. 292476108                                    Page  2  of  5  Pages
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
---------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON:
                       Robert H. Kohn

                       S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
---------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                       (a)  [_]
                       (b)  [_]
---------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*
                       PF
---------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                       [_]
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          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       Unites States of America
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  NUMBER OF SHARES              7     SOLE VOTING POWER
    BENEFICIALLY                      3,028,291
        OWNED                 ---------------------------------------------------------------------------------
       BY EACH                  8     SHARED VOTING POWER
      REPORTING                       0
       PERSON                 ---------------------------------------------------------------------------------
        WITH                    9     SOLE DISPOSITIVE POWER
                                      3,028,291
                              ---------------------------------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      0
---------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       3,028,291
---------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                       [_]
---------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       7.0%
---------------------------------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)
                       IN
---------------------------------------------------------------------------------------------------------------

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  CUSIP No. 292476108                                    Page  3  of  5  Pages
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Item 1.  Security and Issuer.
-------  --------------------

  This Schedule relates to shares of Common Stock, $.001 par value per share, of EMusic.com Inc.("EMusic"). EMusic's principal executive offices are located at 1991 Broadway, Redwood City, CA 94063.

Item 2.   Identity and Background.
-------   ------------------------

  Robert H. Kohn. is the Chairman of the Board of Directors of EMusic.com. Mr. Kohn's business address is EMusic.com, 1991 Broadway, Redwood City, CA 94063. During the last five years, Mr. Kohn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kohn is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.
------     -------------------------------------------------

  The securities reported in this Schedule were acquired through purchases made prior to EMusic's initial public offering and subsequent open market purchases. The source of the funds used to make such purchases was personal funds.

Item 4.  Purpose of Transaction.
-------  -----------------------

  On April 6, 2001, Mr. Kohn entered into a Stockholders Agreement in the form attached hereto as Exhibit 1. The full text of such exhibit is incorporated herein by reference. The purpose of the filer in entering into the Stockholders Agreement was to enhance the likelihood of completion of the transaction provided for in the Agreement and Plan of Merger ("Merger Agreement"), entered
                                                   ----------------
into concurrently with the Stockholders Agreement, that provides for the acquisition of EMusic at a price per share of $0.57. Except as set forth above, the filer does not have any intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule.

Item 5.    Interest in Securities of the Issuer.
------     ------------------------------------

  For purposes of Rule 13d-3, Mr. Kohn is the beneficial owner of 3,028,291 of shares of Common Stock. Such shares represent approximately 7.0% of EMusic's Common Stock. The number of shares with respect to which Mr. Kohn entered into the Stockholders Agreement is 3,158,500 of which 250,000 represent shares subject to option and not necessarily exercisable within 60 days. Mr. Kohn has sole voting power over all shares he beneficially owns. Except as described in Items 3 and 4 above, Mr. Kohn has not engaged in any other transactions with respect to these shares in the past sixty days.

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  CUSIP No. 292476108                                    Page  4  of  5  Pages
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
to Securities of the Issuer
---------------------------

  Pursuant to the terms of the Stockholders Agreement, filed herewith, and incorporated by reference herein, as Exhibit 1, Mr. Kohn agreed (i) to vote his shares of EMusic Common Stock reported in this Schedule in favor of the transactions described in the Merger Agreement, filed herewith, and incorporated by reference herein, as Exhibit 2; (ii) to tender such shares in the Offer described in the Merger Agreement; and (iii) to grant an irrevocable option to Universal Music Group, Inc. and Universal Acquisition Corp. to purchase such shares in accordance with Section 3.2 of the Stockholders Agreement. Under an agreement Mr. Kohn entered into with EMusic in March 1999, EMusic's right to repurchase 863,676 shares of Common Stock held by Mr. Kohn will terminate upon any acquisition of EMusic.

Item 7.  Material to be filed as Exhibits.
-------  ---------------------------------

EXHIBIT NO.    DESCRIPTION
-----------    -----------
1.             Stockholders Agreement, dated as of April 6, 2001
2.             Agreement and Plan of Merger, dated as of April 6, 2001, by and among Universal Music Group, Inc., Universal Acquisition Corp.
               and EMusic.com Inc.

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  CUSIP No. 292476108                                    Page  5  of  5  Pages
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   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 16, 2001              By:    /s/ Robert H. Kohn
                                          ------------------
                                          Robert H. Kohn
                                          Chairman of the Board of Directors
                                          of EMusic.com Inc.

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